[Winston & Strawn Letterhead]

August 3, 2005

BY FEDERAL EXPRESS

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Advanced Life Sciences Holdings, Inc.
  Registration Statement on Form S-1
  File Number 333-124396

Dear Mr. Riedler:

        On behalf of Advanced Life Sciences Holdings, Inc. (the "Company"), we are providing this letter in response to a telephonic comment received yesterday afternoon from the Staff regarding the Company's Post-Effective Amendment No. 1 to the above-referenced Registration Statement (the "Post-Effective Amendment"). On this call, the Staff correctly noted that the Second Amendment dated August 1, 2005 to the Company's License Agreement with Abbott Laboratories (the "Abbott License Amendment") filed as Exhibit 10.10 reflected a $3.0 million reduction to the milestone payment due to Abbott on the earlier to occur of October 31, 2005 or the date that the Company commences clinical trials of cethromycin. The Staff also correctly noted that the Company's disclosure indicates that this $3.0 million milestone payment reduction is the consideration to be paid by Abbott for the shares to be issued in the concurrent offering. By identifying this inconsistency between the Company's disclosures and the Abbott License Amendment, the Staff questioned whether Abbott had agreed to the milestone reduction via the Abbott License Amendment and whether the Company had therefore agreed to issue the shares contemplated by the concurrent offering.

        On our telephone call and again in this letter, on behalf of the Company we confirm that the terms of the concurrent offering are accurately set forth in the prospectus filed as part of the Post-Effective Amendment. At this time, the concurrent offering remains an unaccepted offer and no sale of shares will occur until following the effectiveness of Post-Effective Amendment No. 2 and the subsequent pricing of the Company's initial public offering. The parties have reached an informal understanding, but no binding agreement is in place.

        It was not the parties intent to bind Abbott to the $3.0 million milestone reduction until Abbott had been delivered the corresponding number of shares of the Company's common stock pursuant to the concurrent offering. The Company was consistently advised by counsel that that sales pursuant to the concurrent offering could not be made until its registration statement was declared effective by the Commission. The Company fully understood this concept and deliberately omitted any reference to the shares to be issued pursuant to the concurrent offering in the Abbott License Amendment. Upon further investigation with the Company, the change to the October 31, 2005 milestone payment reflected in the Abbott License Amendment was erroneous and the result of a drafting error.

        Further, the Company's previous filings evidence that the concurrent offering is a separate and discrete transaction. The concurrent offering was first introduced in Amendment No. 5, which was filed on July 28, 2005. The reduction in a pre-existing, near-term milestone payment obligation in exchange for the issuance of Company shares has been viewed by the Company as the functional equivalent of issuing its shares for cash. The requirement that Abbott make further royalty concessions emerged later in response to further investor demands and was not agreed to until August 1, 2005. This development was first reflected in the Post-Effective Amendment, which also disclosed, among other things, the increase in the amount of the concurrent offering.

        To address the Staff's concerns and correct the inconsistency noted in its registration statement, the Company and Abbott entered into the Amended and Restated Second Amendment to the License Agreement as of August 2, 2005 for the sole purpose of correcting the amount of the October 31, 2005 milestone obligation. Further, a copy of this restated amendment was filed as part of Post-Effective Amendment No. 2.

        On behalf of the Company, we hope this letter and the related Post-Effective Amendment No. 2 address the concerns raised by the Staff yesterday afternoon. Please feel free to call me at (312) 558-5609 if you have questions or would like to further discuss this matter.

Sincerely,
By:	/s/ R. CABELL MORRIS, JR. R. Cabell Morris, Jr.
cc:
Zafar Hasan
Attorney-Advisor
Securities and Exchange Commission